Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands, except Ratio of Earnings to Fixed Charges)

Nine Months
Ended September
30, 2018
Earnings (Loss)
Loss before provision for income taxes and minority interest	$ (80,593)
Fixed charges	58,403
Minority interest in pre-tax income of subsidiaries with no fixed charges	-
Loss as adjusted	$ (22,190)

Fixed Charges
Interest expense	$ 58,122
Portion of rental expense representative of the interest factor	281
Total fixed charges	$ 58,403

Ratio of earnings to fixed charges (a)	-

(a) For the nine months ended September 30, 2018 earnings were not sufficient to cover fixed charges by approximately $80.6 million.